UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PGT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69336V-10-1

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

_________________________

*                            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336V-10-1	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	None
	6.	SHARED VOTING POWER	14,463,776
	7.	SOLE DISPOSITIVE POWER	None
	8.	SHARED DISPOSITIVE POWER	14,463,776
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,463,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		53.5%
12.	TYPE OF REPORTING PERSON (See Instructions)		PN

CUSIP No. 69336V-10-1	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	None
	6.	SHARED VOTING POWER	14,463,776
	7.	SOLE DISPOSITIVE POWER	None
	8.	SHARED DISPOSITIVE POWER	14,463,776
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,463,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		53.5%
12.	TYPE OF REPORTING PERSON (See Instructions)		PN

CUSIP No. 69336V-10-1	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	None
	6.	SHARED VOTING POWER	14,463,776
	7.	SOLE DISPOSITIVE POWER	None
	8.	SHARED DISPOSITIVE POWER	14,463,776
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,463,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		53.5%
12.	TYPE OF REPORTING PERSON (See Instructions)		OO

CUSIP No. 69336V-10-1	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	None
	6.	SHARED VOTING POWER	14,463,776
	7.	SOLE DISPOSITIVE POWER	None
	8.	SHARED DISPOSITIVE POWER	14,463,776
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,463,776
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		53.5%
12.	TYPE OF REPORTING PERSON (See Instructions)		IN

Item 1(a).	Name of Issuer:
PGT, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
1070 Technology Drive, North Venice, Florida 34275
Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by JLL Partners Fund IV, L.P., a Delaware limited partnership; JLL Associates IV, L.P., a Delaware limited partnership and the general partner of JLL Partners Fund IV, L.P.; JLL Associates G.P. IV, L.L.C., a Delaware limited liability company and the general partner of JLL Associates IV, L.P.; and Paul S. Levy, the managing member of JLL Associates G.P. IV, L.L.C. (collectively, the “Reporting Persons”). The Joint Filing Agreement pursuant to which this Schedule 13G is filed is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The business address of each of the Reporting Persons is c/o JLL Partners, Inc., 450 Lexington Avenue, Suite 3350, New York, New York 10017.
Item 2(c).	Citizenship:

JLL Partners Fund IV, L.P., and JLL Associates IV, L.P., are each limited partnerships organized under the laws of the State of Delaware. JLL Associates G.P. IV, L.L.C., is a limited liability company organized under the laws of the State of Delaware. Mr. Paul S. Levy is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:
The class of securities to which this Schedule 13G relates is the common stock, par value $0.01 per share (the “Common Stock”), of PGT, Inc., a Delaware corporation (the “Company”).
Item 2(e).	CUSIP Number:
69336V-10-1
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

(i) JLL Partners Fund IV, L.P., is the direct record and beneficial owner of 14,463,776 shares of the Company’s Common Stock.

(ii) By virtue of its position as the general partner of JLL Partners Fund IV, L.P., JLL Associates IV, L.P., may be deemed to be the beneficial owner of 14,463,776 shares of the Company’s Common Stock. JLL Associates IV, L.P., disclaims such beneficial ownership.

(iii) By virtue of its position as the general partner of JLL Associates IV, L.P., JLL Associates G.P. IV, L.L.C., may be deemed to be the beneficial owner of 14,463,776 shares of the Company’s Common Stock. JLL Associates G.P. IV, L.L.C., disclaims such beneficial ownership.

(iv) By virtue of his position as the managing member of JLL Associates G.P. IV, L.L.C., Mr. Levy may be deemed to be the beneficial owner of 14,463,776 shares of the Company’s Common Stock.

(b)	Percent of Class:*

(i) JLL Partners Fund IV, L.P., is the direct record and beneficial owner of 14,463,776 shares of the Company’s Common Stock, which represents 53.5% of the outstanding shares of the Company’s Common Stock.

(ii) By virtue of its position as the general partner of JLL Partners Fund IV, L.P., JLL Associates IV, L.P., may be deemed to be the beneficial owner of 14,463,776 shares of the Company’s Common Stock, which represents 53.5% of the outstanding shares of the Company’s Common Stock.

(iii) By virtue of its position as the general partner of JLL Associates IV, L.P., JLL Associates G.P. IV, L.L.C., may be deemed to be the beneficial owner of 14,463,776 shares of the Company’s Common Stock, which represents 53.5% of the outstanding shares of the Company’s Common Stock.

(iv) By virtue of his position as the managing member of JLL Associates G.P. IV, L.L.C., Mr. Levy may be deemed to be the beneficial owner of 14,463,776 shares of the Company’s Common Stock, which represents 53.5% of the outstanding shares of the Company’s Common Stock.

_________________________

*             Calculation of beneficial ownership is based on the number of shares of the Company’s Common Stock outstanding as of November 10, 2006, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2006, filed on November 14, 2006.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
None.
(ii) Shared power to vote or to direct the vote:
JLL Partners Fund IV, L.P., JLL Associates IV, L.P., JLL Associates G.P. IV, L.L.C., and Mr. Levy have shared power to vote or direct the vote of 14,463,776 shares of the Company’s Common Stock.
(iii) Sole power to dispose or to direct the disposition of:
None.
(iv) Shared power to dispose or to direct the disposition of:

JLL Partners Fund IV, L.P., JLL Associates IV, L.P., JLL Associates G.P. IV, L.L.C., and Mr. Levy have shared power to dispose of or direct the disposition of 14,463,776 shares of the Company’s Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

JLL PARTNERS FUND IV, L.P.

By its General Partner, JLL Associates IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy

Paul S. Levy, Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

JLL ASSOCIATES IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy

Paul S. Levy, Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

JLL ASSOCIATES G.P. IV, L.L.C.

/s/ Paul S. Levy

Paul S. Levy, Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

/s/ Paul S. Levy

Paul S. Levy

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13G to which this agreement is attached and to the joint filing of all amendments thereto.

This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

Dated: February 12, 2007

JLL PARTNERS FUND IV, L.P.

By its General Partner, JLL Associates IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy

Paul S. Levy, Managing Member

JLL ASSOCIATES IV, L.P.

By its General Partner, JLL Associates G.P. IV, L.L.C.

/s/ Paul S. Levy

Paul S. Levy, Managing Member

JLL ASSOCIATES G.P. IV, L.L.C.

/s/ Paul S. Levy

Paul S. Levy, Managing Member

/s/ Paul S. Levy

Paul S. Levy